SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Pampers and Internet Gold's MSN-Israel Launch Israeli Version of Internationally-Acclaimed Pampers Childcare Site dated December 8, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Pampers and Internet Gold's MSN-Israel Launch Israeli Version of
Internationally-Acclaimed Pampers Childcare Site

Thursday December 8, 1:31 am ET

PETACH TIKVA, Israel, December 8 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ: IGLD, TASE: IGLD) today announced that MSN-Israel, the subsidiary it owns with Microsoft Corporation (Internet Gold's share: 50.1%), has recently joined with its strategic partner Pampers/Procter & Gamble Israel, in launching pampers.co.il, a Hebrew version of the internationally acclaimed Pampers Internet site. Presently available in 22 countries throughout the world in 17 languages, the Pampers site reaches over 40 million parents, making it one of the world's most widely referenced sources of information regarding infant development and care.

The new site was built jointly by Pampers and MSN-Israel. The site offers a broad range of up-to-date information and personalized advice provided by the Pampers Institute, a respected independent research organization staffed by some of the world's leading pediatricians and child development authorities.

Commenting on the news, Sophie Bloom, CEO of Procter & Gamble Israel, said:
"Pampers is committed to making the most up-to-date child development and healthcare information available to the broadest cross-section of the population. We are proud that our efforts in this area for more than a decade have made us one of the most knowledgeable sources of expert child-rearing information, and are pleased to be able to use this information for the benefit of Pampers customers and other parents throughout the world."

Uri Adoni, CEO of MSN-Israel, Added, "With 3 million surfers per month, MSN-Israel offers Pampers a particularly effective channel for reaching hundreds of thousands of Israeli parents and parents-to-be. We are delighted to be part of this initiative, which will help parents keep abreast of the latest healthcare research and provide practical answers to their day-to-day problems."

About Internet Gold

Internet Gold is a group of communications companies that provide Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel under the brand name "smile". The broad range and popularity of these services have established Internet Gold as one of Israel's leading Internet Communications groups.

The Internet Gold Group includes four subsidiaries. MSN-Israel, its 50.1% owned joint-venture with Microsoft Corp. (49.9% owned), provides Microsoft-branded Search, Instant Messaging, Hotmail and a variety of portal services. Internet Gold International, a fully-owned subsidiary, provides international Internet and communication services. GoldMind, a fully-owned subsidiary, provides value-added services to Internet subscribers. GoldTrade, the Group's fully-owned e-Commerce subsidiary, operates e-Commerce sites.

For additional information about Internet Gold, please visit its Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.


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    For further information, please contact:

    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236

    In Israel:
    Meirav Be'eri
    Investor Relations
    +972-3-516-7620

    Idit Azulay
    Investor Relation Manager
    +972-3-9399848







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  December 9, 2005